Safeguarding public health

Head of Regulatory Affairs
GENMED BV
RNTGENLAAN 27
ZOETERMEER
2719 DX
NETHERLANDS

02/06/2010

Dear Regulatory Affairs,

GRANT I RENEWAL Of MARKETING AUTHORISATION

Our Reference: PL 33795/0001 -0001
Your Reference: 33795
Product: Paracetamol 500mg Tablets
Type of Procedure: Decentralised
Submission Type: Initial
Submission Category: Abridged

EU Procedure Number (if applicable): NUH/1479/01/DC

The Licensing Authority agrees to the grant or renewal of the marketing authorisation tor the above submtssten on the basis of the data provided. This includes any replacement and amendment of the original dossier.

The formal documents are enclosed. These constitute evidence of authorisation. If you consider them to contain information that is incorrect or not in accordance with the dossier, please return immediately indicating any errors.

All Marketing Authorisations are subject to standard provisions contained in current medicines regulations tuil details of which are published on the MHRA website:
hnp://www.mhra.gov.uk/mhralmarketingauthorisationprovisions
Yours sincerely,

Alisdair McGibbon

Medicines end Healthcare products Regulatory Agency
Market Towers 1 Nine Elms lane London SW8 5NQ
T 020 7084 2000 F 020 7084 2353 www.mhra.gov.uk An executive agency of the DeP81ment of Health
Grant / Renewal of Marketing Authorisation -Page 1 of 2

The Medicines tor Human Use (Marketing Authorisations ete.) Regulations,
SI 1994/3144, as amended.

GRANT / RENEWAL OF MARKETING AUTHORISATION

Product: Paracetamol SOOmg Tablets
Submission Type: lnitlal
Granted to: GENMED BV
RNTGENLAAN 27
ZOETERMEER
2719 DX
NETHERLANDS

This Marketing Authorisation, under the above reference nurnber is hereby granted / renewed in respect of the product named above. The Surnrnary of Product Characteristics of the product is set out in the attached document.

The application is subject to the further provisions set out or referred to in the above Regulations.

TI1is Marketing Authorisation, as now granted / renewed, unless previously revoked, will continue in force until the expiry date (i'f applicable) given below.

Grant Date: 02/06/2010
Date of Expiry: 31/01/2013

Alisdair McGibbon
A persen authorised to sign on behalf of the Secretary of State tor Health

PL 33795/0001 ~ 0001 Grant / Renewal of Marketing Authorisation -Page 2 of 2

SUMMARY OF PRODUCT CHARACTERISTICS

1 NAME OF TUE MEDICINAL PRODUCT
Paracetamol SOOmg Tablets

2 QUALITATIVE AND QUANTITATIVE COMPOSITION

Each tablet contains 500 mg of paracetamol.
For a fulI list of excipients, see section 6.1.

3 PHARMACEUTICAL FORM

Tablet.
White, biconvex, round tablets.

4 CLINICAL PARTICULARS

4.1 Therapeutic indications
Symptomatic treatment of mild to moderate pain and/or fever.

4.2 Posology and method of administration

Posology:

For oral use only.
Doses depend on body weight and age; a single dose ranges from 10 10 15 mg/kg body weight (= b.w.) to a maximum of 60 mg/kg b.w. for total daily dose (also see section 4.4).
Adolescents 12 10 15 years of age (40 -55 kg):
500 mg per intake, maximum 4-6 times per 24 hours, with an interval between administrations of minimum 4 hours.

The lower dosage frequency is intended for the adolescents at the lower limit of the age category.
Adults:
500 to 1000 mg per intake, maximum 3000 mg per 24 hours, with an interval between administrations of minimum 4 hours.

In cases of chronic alcoholism, the maximum dose should not exceed 2000 mg per 24 hours.
Paracetamol 500mg tablets is not recommended in children below 12 years of age or who weigh less than 40 kg.

Method ofadministration:

The tablet should be swallowed with a large amount of water or, if desired, left to dissolve in plenty of water, which should be stirred weil befare drinking.

Instructions for use:

The specific dose interval depends on the symptoms and the maximum daily dose. Depending on the reoccurrence of symptoms (fever and/or pain), repeated administration is allowed. It should, however, never fall below 4 hours.

In cases of severe renal insufficiency (creatinine clearance lower than 10 ml/min.), the minimum interval between 2 administrations should he 8 hours.

The daily effective dose must be considered, without exceeding 60 mg/kg/day

(without exceeding 2 g/day) in the following situations:

 Adults and adolescents weighing less than 50 kg
 Hepatocellular insufficiency (mild to moderate)
 Chronic alcoholism
 Dehydration

If complaints persist for more than 3 days, get worse or other symptoms appear, the treatment should be stopped and medical advice should be sought.

4.3 Contraindications
Hypersensitivity to paracetamol or to any of the excipients.

4.4 Special warnings and precautions for use
The total dose of paracetamol should not exceed:

60 mg/kg/day for adolescents weighing less than 40 kg
3 g daily for adolescents and adults weighing more than 40 kg

The recommended dose should not be exceeded.

Prolonged or frequent use is discouraged.

Patients should be advised not to take other paracetamol-containing products concurrently.

Paracetamol should be used with caution in adults and adolescents weighing less than
50 kg.

Caution is advised in the administration of paracetamol to patients with severe renal or severe hepatic impairment. The hazards of overdose are greater in those with nonchirrhotic alcoholic liver disease. Caution should be exercised in cases of chronic alcoholism. The daily dose should not exceed 2 grams in such case.

Gilberts syndrome (Meulengrachts disease)

Paracetamol is metabolized by enzymes which are deficient in some people with

Gilbert's syndrome. Thercfore, a subset of people with Gilbert's syndrome may have an increased risk of paracetamol toxicity.

In general, regular use of analgesies, espeeially combinations of various analgesie agents, has the potential to cause permanent renal damage including the risk of renal failure (analgesies nephropathy).

Abrupt diseontinuation of long-term use of high-dosed analgesies, taken not as directed, may cause headache, tiredness, muscular pain, nervousness and vegetative symptoms. The withdrawal symptoms subside within a few days. In the meantime do not restart use of the analgesie and do not start a new therapy without medical advice.

In children treated with 60 mg/kg daily of paracetamol, the combination with another antipyretic is not justified exeept in the case of ineffectiveness.

In cases of high fever, signs of a secondary infection, or persistenee of the symptoms for more than three days, medical advice should be sought.

4.5 Interaction with other medicinal produets and other forms of interaction
The speed of absorption of paracetamol may be increased by metoclopramide or domperidone and absorption reduced by cholestyramine. The anticoagulant effect of warfarin and other coumarins may be enhanced by prolonged daily use of paracetamol with increased risk of bleeding. Occasional doses have na significant effect.

Use of substances that induce li ver enzymes, such as barbiturates, can increase the hepatotoxicity of paracetamol overdose due to increased and more rapid formation of toxic metabolites.

Caution is advised during simultaneous administration of enzyme inducing agents
(see section 4.9).

Probenecide blocks the binding of paracetamol to glucuronic acid reducing paracetamol clearance by a factor of about 2. If probenecide is taken concurrently the paracetamol dose should be reduced.

Salicylamide may prolong the elimination t 1/2 of paracetamol.

Ethyl alcohol potentiates paracetamol toxicity, possibly by inducing hepatic production of paracetamol-derived hepatotoxic products.

Isoniazid reduces the paracetamol clearance, with possible potentiation of its action and/or toxicity, by inhibition of its metabolism in the liver.

Paracetamol may decrease the bioavailability of lamotrigine, with possible reduction of its effect, due to a possible induction of its metabolism in the liver.

Interference with laboratory tests

Paracetamol may affect phosphotungstate uric acid tests and blood sugar tests by glucose-oxydase-peroxydase.

4.6 Pregnancy and lactation
Pregnancy:

Epidemiological data from the use of oral therapeutic doses of paracetamol indicate na undesirable effects on the pregnancy or on the health of the foetus/newborn infant.
Reproductive studies did not show any malformation or foetotoxic effects.

Consequently under normal conditions of use, paracetamol can be used throughout the duration of pregnancy, after a benefit-risk assessment.

Lactation:

Paracetamol is excreted in breast milk but not in a clinically significant amount. No negative effects on infants have been reported. Paracetamol may be used by breastfeeding wamen as long as the recommended dosage is not exceeded. In case of long term use caution should be exercised.

4.7 Effects on ability to drive and use machines

Paracetamol SOOmg Tablets has no or negligible influence on the ability to drive and use machines.

4.8 Undesirable effects

At therapeutic doses few undesirable effects occur. However, in rare or very rare occasions the following undesirable effects have been reported:

Organ elass Rare
~ 1/ 10,000 to < 1/1,000
Very rare
< 1 / 10,000
Blood and lymphatic system
disorders
 Agranulocytosis (after
long-term use)
 Thromboeytopenic
purpura
 Hemolytie anemia
Renal and urinary disorders Interstitial nephritis (after
prolonged use of high
doses)
General disorders and
administration site eonditions
... Allergie reactions such
as exanthema, urticaria
 fever

Administration of 6 grams of paracetamol may already lead to hepatetic damage (in children: more than 140 rug/kg); higher doses cause irreversible hepatic necrosis.

4.9 Overdose
Paracetamol can result in poisoning, particularly in elderly subjects, young children, patients with liver diseases, in cases of chronic alcoholism, in patients suffering from chronic malnutrition and patients using liver enzyme inducing agents. Overdose may be fatal in these cases.

Liver damage is possible in adults who have taken 6 g or more of paracetamol, especially if the patient has risk factors (see below).

Risk Factors:

If the patient

Is on long term treatment with carbarnazepine, phenobarbitone, phenytoin,

primidone, rifarnpicin, St John's Wort or other drugs that induce liver enzymes.

or
Regularly consumes ethanol in excess of recommended amounts.

or
-Is likely 10 be glutathione deplete e.g. eating disorders, cystic fibrosis, HIV infection, starvation, cachexia.

Symptoms:

The symptoms of paracetamol overdosage in the first 24 hours are nausea, vorniting, anorexia, pallar and abdominal pain. Liver damage may become apparent 12 10 48
hOUfS after ingestion, Abnormalities of glucose metabolism and metabolic acidosis may oecur. In severe poisoning, hepatic failure may progress to encephalopathy, haemorrhage, hypoglycaernia, cerebral oederna, and death. Acute renal failure with acute tubular necrosis, strongly suggested by loin pain, haematuria and proteinuria, may develop even in the absence of severe liver damage. Cardiac arrhythmias and pancreatitis have been reported.

Treatment:

Immediate treatment is essential in the management of paracetamol overdose. Despite a lack of significant early syrnptorns, patients should be referred to hospital urgently for immediate medical attention. Symptoms may be limited to nausea or vomiting and may not reflect the severity of overdose or the risk of organ damage. Management should be in accordance with local overdose treatment guidelines.

Treatment with activated charcoal should be considercd if the overdose has been taken within 1 hour. Plasma paracetamol concentration should be measured at 4 hOUfS or later after ingestion (earlier concentrations are unreliable). Treatment with Nacetylcysteine may be used up to 24 hours after ingestion of paracetamol, however, the maximum protective effect is obtained up to 8 hours post-ingestion, The effectiveness of the antidote declines sharply after this time. If required the patient should he given intravenous N-acetylcysteine, in line with the established dosage schedule. If vomiting is not a problem, oral methionine may be a suitable altemative for remote areas, outside hospital. Management of patients who present with serious hepatic dysfunction beyond 24 h from ingestion should be discussed with the
National Poisons Information Service (NPIS) or a liver unit.

5 PHARMACOLOGICAL PROPERTJES

5.1 Pharmacodynamic properties
ATC code: N02BEOI

Pharmaeotherapeutie category: Other analgesics and antipyretics, Anilides

Paracetamol is an effeetive antipyretic and analgesie agent. However, it has no antiinflammatoryeffect.

5.2 Pharmacokinetic properties
Absorption

Aftel"oral administration paracetamol is rapidly and almost completely absorbed,

Peak plasma concentrations are reached aftel" 30 minutes to 2 hours.

Distribution

The volume of distribution of paracetamol is approximately 1 L/kg bodyweight. At therapeutic doses protein binding is negligible.

Metabolism

In adults paracetamol is conjugated in the liver with glucuronic acid (-60%
) , sulphate
(-350/0) and cystein (-30/0). In neonates and children <12 years sulphate conjugation is the main elimination route and glucuronidation is lower than in adults. Total elimination in children is comparable to that in adults, due to an increased capacity for sulphate conjugation.

Elimination

Paracetamol is excreted in urine, predominantly as the glucuronide and the sulphate conjugate, and approximately 5% unchanged. The elimination half life varies between
1 and 4 hours.

Physiopathological Variations

Renal insufficiency: In cases of severe renal insufficiency (creatinine clearance lower than 1 ml/min) the elimination of paracetamol and its metabolites is delayed.

5.3 Preelinical safety data

There is no pre-clinical data of relevanee to a prescriber, which is additional to that already included in other sections of the SPC.

6 PHARMACEUTICAL PARTICULARS

6.1 List of excipients

Povidone K-29/32 (E12I)
Microcrystalline cellulose (E460)

Maize starch

Stearic acid (E570)

6.2 Incompatibilities
Not applicable.

6.3 Shelf life
5 years

6.4 Special precautions for storage
Keep blister in the outer carton in order to proteet from light.

6.5 Nature and contents of container

PVC/Alulninium blisters in a cardboard box, containing 20 or 30 tablets per box.
Not all pack sizes may be marketed.

6.6 Special precautions for disposal
No special requirements.
7 MARKETING AUTHORISATION HOLDER
GenmedB.V.
Rntgenlaan 27
2719 DX Zoetermeer
The Netherlands
8 MARKETING AUTHORISATION NUMBER(S)
PL 33795/0001
9 DATE OF FIR8T AUTHORISATION/RENEWAL OF TUE
AUTHORISATION
02/06/2010
10 DATE OF REVISION OF TUE TEXT
02/06/2010